Mail Stop 4561

November 5, 2007

Nancy E. Cooper
Executive Vice President
  and Chief Financial Officer
CA, Inc.
One CA Plaza
Islandia, NY 11749

> **Re:** **CA, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2007**
> **Filed May 30, 2007**
> **File No. 001-09247**

Dear Ms. Cooper:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Stephen Krikorian
Accounting Branch Chief